167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA

TEL 822-3456-4216 FAX 822-3456-4299

March 6, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated February 8, 2013, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2012 with respect to the fiscal year ended December 31, 2011.

We wish to note to the Staff that we are currently consulting with the Chief Accountant, Accounting Group of the Securities and Exchange Commission as to the Staff’s view on our management’s conclusion regarding the accounting treatment of our fuel cost pass through adjustment (“FCPTA”) as well as the fuel cost adjustment (“FCA”) of Korea Gas Corporation (“KOGAS”), which is our equity method investee. We note that our responses contained herein as well as in previous response letters to the Staff in relation to said subject matter may require modification based on the Staff’s such view.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14

(6) Revenue Recognition, page F-18

Securities and Exchange Commission	2	March 6, 2013

1.	We note your discussion in response to comment 3 in our letter dated December 11, 2012 regarding KOGAS’s experience with hold-orders, including the fact that KOGAS was subject to a hold-order from 2008 to 2010 and again beginning in July 2011. To help us better understand your FCPTA system, please explain to us your understanding of the FCPTA system in relation to uncollected amounts from a previous hold-order when a new hold-order is implemented. Tell us whether you could continue to bill customers for uncollected amounts related to a prior hold-order if a new hold-order is implemented, or whether the new hold-order would suspend your billing and collection of all FCPTA amounts related to both prior hold-orders and the new hold-order.

Response:

In response to the Staff’s comments, we first note that neither the Regulation for Electricity Service nor any other rule or regulation promulgated in relation to our FCPTA system provides any clear guidance specific to the issue at hand, and accordingly, our ability to collect FCPTA amounts outstanding under a previous hold-order during times of a new hold-order will be subject to further consultation with the Government, the outcome of which cannot be presently determined. Therefore, we respectfully note that it cannot be presently determined whether we would be able to continue to bill customers for uncollected amounts related to a prior hold-order if a new hold-order is implemented, or whether the new hold-order would suspend our billing and collection of all FCPTA amounts related to both prior hold-orders and the new hold-order.

However, subject to the uncertainty described in the preceding paragraph, we believe that in the event a new hold-order is implemented while there are any outstanding uncollected amounts under a previous hold-order, we will be allowed to bill and collect such amount in light of the experience of KOGAS in relation to its uncollected FCA amounts and hold-orders as noted in our response in the last bullet point of comment 3 in our response letter dated January 31, 2013.

Please see our response to Comment 2 below for further explanation of why we concluded as of December 31, 2011 that recovery of our FCPTA amount was probable as of such date.

2.	We have reviewed your response to comment 4 in our letter dated December 11, 2012. We note that part of your basis for your proposed accounting treatment for your recognized FCPTA receivable is that at December 31, 2011, you anticipated that the hold-order would be temporary and be lifted at some time in calendar year 2012 or shortly thereafter. We also note that your response dated November 9, 2012 indicated that you acknowledge that the hold order is less likely to be lifted if fuel costs continue to increase or stay at higher levels. Please tell us how you forecasted fuel costs and whether or not your forecast indicated fuel costs would continue to stay at higher levels when preparing your financial statements for the fiscal year ended December 31, 2011. To the extent your forecast indicated fuel costs would continue to increase or stay at higher levels in 2012 and beyond, please better explain how you were able to conclude at December 31, 2011 that it was probable the economic benefits of the FCPTA receivable would flow to you in light of your statement that continued elevated fuel costs result in a conclusion that the hold-order was less likely to be lifted. Additionally, please better explain what changed between December 31, 2011 and December 31, 2012 that led you to conclude at December 31, 2012 that it was no longer probable the economic benefits of the FCPTA would flow to you.

Securities and Exchange Commission	3	March 6, 2013

Response:

In response to the Staff’s comments, we respectfully note as an initial matter that, as previously discussed in our response to Comment 1 on page 3 of our response letter dated November 9, 2012, while we acknowledged therein that a high level of or a continued increase in fuel costs would make it less likely that the hold-order would be lifted, such factor would not necessarily preclude the lifting of the hold-order in light of the fact that (i) the Government has the ultimate power as to whether and when to lift the hold-order and its decision to lift the hold-order may be based on a variety of policy considerations other than the level of fuel costs, and (ii) the eventual lifting of the hold-order is consistent with the policy objectives for the Government’s adoption of the FCPTA system in the first instance.

As of December 31, 2011, we concluded that it was probable that the economic benefits of the FCPTA receivable would flow to us notwithstanding the elevated levels of forecasted fuel costs. We noted that at that time the FCPTA system and the hold-order thereon had been in place for a relatively short period of time, namely for only about six months, and we had had no previous experience with the implementation or termination of a hold-order. Therefore, we looked to the experience of KOGAS for guidance from a comparability perspective, and the Ministry of Knowledge Economy (the “Ministry”) (and its predecessor), which regulates the rates for both KOGAS and us, had previously lifted hold-orders on KOGAS and allowed it to collect its FCA amounts. Furthermore, at the time we were preparing the 2011 financial statements, we did not come across any negative evidence that would suggest that we would not be able to bill and collect the FCPTA amount by the time our audited financial statements were to be finalized and made public at the end of March 2012 (for Korean regulatory filing) or at the end of April 2012 (for Form 20-F filing). Therefore, as of December 31, 2011 we concluded that it was probable that the unbilled FCPTA amount would be collectible and the economic benefits of the FCPTA receivable would flow to us.

However, as for our financial statements for the year ended December 31, 2012, as we were preparing for their closing, we concluded that in light of the prolonged nature of the hold-order and recent consultations with the Ministry we would not be able to bill and collect the outstanding FCPTA amount for the foreseeable future. In particular, on January 11, 2013, the Ministry informed us that our FCPTA system needed to be reassessed in light of the current circumstances such as the prolonged unbilled period since the adoption of the FCPTA system, which we took to understand that we might not be able to recover any FCPTA amount in the near future. This was the first official communication from the Government that cast doubt on our ability to recover amounts under the FCPTA system and the first suggestion from the Ministry that we may not be provided with the same opportunity as KOGAS to recover our accumulated FCPTA amount in full. Accordingly, we concluded as of December 31, 2012 that it was no longer probable that the FCPTA amount would be collectible and the economic benefits of the FCPTA amount would flow to us. We plan to write off the entire FCPTA amount accumulated up to and including December 31, 2012 from our balance sheet and record the corresponding amount in our statement of comprehensive income as impairment loss.

Securities and Exchange Commission	4	March 6, 2013

It should be noted that in our response to Comment 4 in our response letter dated January 31, 2013, we had previously indicated that the entire FCPTA amount accumulated up to and including December 31, 2012 would be recorded as allowance for bad debt in our balance sheet and as bad debt expense in our statement of comprehensive income. However, we currently plan to accord the following accounting treatment in respect of the FCPTA amount:

•

The FCPTA amount accumulated from July 1, 2011 (the date of the FCPTA implementation) up to and including December 31, 2011 (the “2011 FCPTA Amount”) will be reclassified from accounts receivable to regulatory asset on our balance sheet as of December 31, 2011.

•	We have reevaluated the future collectability of the FCPTA amounts as of December 31, 2012, and have determined that all unbilled FCPTA amounts through that date should be written off.

•

We will cease recording a regulatory asset prospectively in respect of the FCPTA unless and until the likelihood of recovery once again satisfies the probable threshold contained in the IFRS Conceptual Framework.

•

We intend to adopt an accounting policy change to conform our accounting for the FCPTA more consistently to the proposed requirements in the IASB’s 2009 exposure draft entitled “Rate-regulated Activities” and the principles of U.S. GAAP (ASC 980-340-25-1 of SFAS 71). IAS 8. Par 21 states—“In the absence of an IFRS that specifically applies to a transaction, other event or condition, management may, in accordance with paragraph 12, apply an accounting policy from the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards…”

•

We are not looking to SFAS 71 as the basis to support the recognition of a regulatory asset; however, we believe it is relevant to consider the accounting model once a conclusion is reached that an asset exists and can be recorded under the IFRS Conceptual Framework.

•	The amounts associated with the FCPTA previously recognized in revenue will be reclassified from sales, and reflected as a contra-cost of sales item.

Securities and Exchange Commission	5	March 6, 2013

The following table seeks to show the impact of the FCPTA amounts had such amounts been recognized as regulatory assets with the associated credit being to Cost of Sales, instead of Revenue. We believe that such reclassification for 2011 is insignificant to our consolidated financial statements for such year.

	(In millions of Korean Won)
	2011
	As reported	If reclassified	% change
Revenue	43,532,302	43,173,954	0.82%
Cost of sales	(43,081,979)	(42,723,631)	(0.83)%
Gross profit	450,323	450,323	0.00%

3.	Your response to comment 4 in our letter dated December 11, 2012 indicates you plan to record the FCPTA amounts accumulated since July 29, 2011 through December 31, 2012 as allowance for bad debt on your balance sheet and as bad debt expense on your statement of comprehensive income. You further state that in the event the hold-order is lifted, the FCPTA amount that is actually billed to the end-users as a result of such lifting will be recorded as a reversal of allowance for bad debt on your balance sheet and as revenues on your statement of comprehensive income. It is unclear to us why you would record the FCPTA amount as revenue if the hold-order is lifted since that would result in recording the same FCPTA amounts twice as revenue: once when the amount was originally recorded between July 29, 2011 and December 31, 2012, and a second time when the hold-order is lifted. Rather than double counting the revenue from the FCPTA amounts, we believe a more preferable presentation would be to record a credit to bad debt expense such that the reversal of the accounts receivable impairment is reflected in the same line item as the original impairment within your statement of comprehensive income. Please advise.

Response:

In response to the Staff’s comment, we acknowledge that at the time of preparing our previous response letter (namely, prior to our consideration of the change in accounting policy in respect of regulatory asset) we inadvertently referred to “revenue” instead of referring to “credit to bad debt expense” as the Staff correctly noted. It should be noted, however, that as discussed in our response to Comment 2 herein above, the concepts of bad debt expense and credit thereto will no longer be relevant under regulatory asset accounting. We intend to adopt an accounting policy change to conform our accounting for the FCPTA to the proposed requirements in the IASB’s 2009 exposure draft entitled “Rate-regulated Activities” and the principles of U.S. GAAP (ASC 980-340-25-1 of SFAS 71). Accordingly, the amounts associated with the FCPTA previously recognized as sales will be reclassified from sales to a contra-cost of sales item, and any previously accumulated amounts associated with the FCPTA billed and collected subsequent to the lifting of the hold-order will not be double counted as sales. We will cease recording a regulatory asset prospectively in respect of the FCPTA unless and until the likelihood of recovery once again satisfies the probable threshold contained in the IFRS Conceptual Framework.

Securities and Exchange Commission	6	March 6, 2013

4.	We have reviewed your response to comment 5 in our letter dated December 11, 2012. We note that in 2011, you recorded interest income for carrying costs for which you will record an allowance for bad debt during 2012. You state that you will not record any carrying costs in 2012; however, we note in comment 4 that you will recognize revenue for the FCPTA during 2012 and record bad debt expense in 2012 for such amount. Please tell us why the recognition of carrying costs is treated differently than the revenues for which they relate. In so doing, please explain why the reasoning behind not recording any carrying costs in 2012 does not also result in not recognizing any revenue related to the FCPTA during 2012. Also quantify for us what the amount of carrying cost in 2012 would have been.

Response:

As discussed in our response to Comment 2 above, for our financial statements for the year ended December 31, 2012, we did not record carrying costs as interest income for the FCPTA amount in 2012 at December 31, 2012. We did not believe such amounts were collectable as discussed in our response to Comment 2 above. We have reevaluated the future collectability of the FCPTA amounts (including any carrying costs) as of December 31, 2012, and have determined that all unbilled FCPTA amounts through that date should be written off. Had we recorded carrying cost for the FCPTA amount in 2012 as interest income, the amount would have been Won 49.7 billion (approximately $46.6 million).

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4216 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Securities and Exchange Commission	7	March 6, 2013

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Park, Kyu-Ho
Name:	Park, Kyu-Ho
Title:	Chief Financial Officer